Exhibit 99.1

THIS SUBSCRIPTION AGREEMENT (THIS “AGREEMENT”) RELATES TO AN OFFER AND SALE OF SECURITIES IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON (AS DEFINED HEREIN) IN RELIANCE ON REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).

THE SECURITIES DESCRIBED IN THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY U.S. STATE SECURITIES LAWS. UNLESS REGISTERED, THEY MAY NOT BE OFFERED, SOLD, PLEDGED, HEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON EXCEPT IN COMPLIANCE WITH REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH CASE IN COMPLIANCE WITH APPLICABLE LAW.

SUBSCRIPTION AGREEMENT

This Subscription Agreement is made as of 2 October 2026 (the “Execution Date”), by and between Reitar Logtech Holdings Limited, a company incorporated in the Cayman Islands (the “Company”), and                                                (             ), whose details are set out on the Purchaser Signature Page (the “Purchaser”).

W I T N E S S E T H:

WHEREAS, subject to the terms and conditions of this Agreement and in reliance on Regulation S promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act (“Regulation S”), the Company desires to issue and sell the Shares (as defined below) to the Purchaser in an offshore transaction, and the Purchaser desires to subscribe for and purchase the Shares from the Company;

WHEREAS, the Company expects the contemplated private placement to include six prospective investors, including the Purchaser, and may, in its discretion, offer up to an aggregate purchase amount of US$5,500,000, corresponding to up to 2,750,000 Class A Ordinary Shares at the Initial Per Share Purchase Price before giving effect to any adjustment under Section 1.4 (the “Offering”); and

WHEREAS, the Purchaser’s subscription under this Agreement is a separate bilateral transaction and does not confer any right to participate in, approve or receive information concerning another purchaser’s subscription or any allocation in the Offering.

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NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and adequacy of which are acknowledged, the Company and the Purchaser agree as follows:

1 PURCHASE AND SALE OF CLASS A ORDINARY SHARES; DEFINITIONS

1.1 Defined Terms.

For purposes of this Agreement, the following terms have the meanings set out below:

TERM	MEANING
Adjustment Event	A proportionate share split, reverse share split, share consolidation, share dividend, recapitalization, reclassification, combination, subdivision or similar transaction affecting the Class A Ordinary Shares and uniformly applicable to holders of that class, as described in Section 1.4
Business Day	Any day other than a Saturday, Sunday or day on which commercial banks in New York, New York, Hong Kong or the Cayman Islands are authorized or required by law to close.
Class A Ordinary Share	Class A ordinary share(s) of the Company, par value US$0.00000125 per share of the Company, subject to adjustment provided under Section 1.4.
Closing	The completion of the purchase and sale of the Shares under this Agreement.
Closing Date	The date on which the Closing occurs in accordance with Section 1.3.
Initial Per Share Purchase Price	US$2.00 per Class A Ordinary Share, before giving effect to any adjustment under Section 1.4.
Initial Share Number	500,000 Class A Ordinary Shares, before giving effect to any adjustment under Section 1.4.
Purchase Price	US$1,000,000, payable by the Purchaser for the Shares and not subject to adjustment under Section 1.4.
Pre-Consolidation Reference Equivalent	For U.S. market-reference and administrative-reconciliation purposes only, 12,500,000 pre-consolidation share (of a par value US$0.00000005 each) reference units at US$0.08 per reference unit, corresponding to the 500,000 Shares at an issue price of US$2.00 per Share. The Pre-Consolidation Reference Equivalent does not represent a separate class of securities or an entitlement to additional Shares.
SEC Reports	The reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC under the Securities Act or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and publicly available through EDGAR.
Shares	The Class A Ordinary Shares to be issued and delivered to the Purchaser at the Closing, being initially 500,000 Class A Ordinary Shares and subject to the automatic adjustment mechanism in Section 1.4.

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1.2 Subscription and Sale.

Subject to the terms of this Agreement, the Company agrees to issue and sell to the Purchaser, and the Purchaser irrevocably agrees to subscribe for and purchase from the Company, the Shares for the Purchase Price. The Initial Share Number multiplied by the Initial Per Share Purchase Price equals the Purchase Price. The Initial Per Share Purchase Price and the Initial Share Number are subject to the automatic adjustment provisions of Section 1.4, but the Purchase Price shall remain US$1,000,000 in all events.

The Shares shall be issued in book-entry form in the name and registration details set out on the Purchaser Signature Page, subject to all required legends, stop-transfer instructions and transfer restrictions.

1.3 Closing; Payment Mechanics.

The Closing shall occur remotely on the third Business Day after the Company has delivered final written wire instructions and confirmed in writing that the conditions in Section 1.7 have been satisfied or waived, or on such other date as the parties may agree in writing. The Purchaser shall wire the Purchase Price in immediately available U.S. dollar funds, without set-off, deduction or counterclaim, to the bank account designated in the Company’s written wire instructions. The Purchaser shall not rely on any amended wire instructions unless independently verified with an authorized representative of the Company through a confirmed contact channel.

At the Closing, following receipt of the Purchase Price in cleared funds, the Company shall cause the Shares to be validly issued to the Purchaser and recorded in the register of members or the applicable book-entry system. If the Company does not complete the Closing after receipt of the Purchase Price, other than as a result of the Purchaser’s breach, the Company shall return the Purchase Price without interest within three Business Days after termination of this Agreement under Section 1.7, without prejudice to either party’s rights for an antecedent breach.

1.4 Adjustment for Share Consolidation, subdivision or Reclassification.

The following provisions apply automatically, without further action by either party or amendment to this Agreement, if an Adjustment Event becomes effective at any time after the Execution Date and before the issuance of the Shares at the Closing:

(a)	For a share split, reverse share split, share consolidation, share dividend or other proportionate transaction under which each authorised (whether issued or unissued) Class A Ordinary Share immediately before the effective time becomes a stated number F of Class A Ordinary Shares with the par value increased or reduced (as the case may be) corresponding to the applicable Adjustment Event per share immediately after the effective time, the number of Shares deliverable at Closing shall equal the Initial Share Number multiplied or divided (as the case may be) by F, and the adjusted per-share purchase price shall equal the Initial Per Share Purchase Price divided or multiplied (as the case may be) by F. The Purchase Price remains fixed at US$1,000,000.

(b)	For any recapitalization, reclassification, combination or similar transaction in which the Class A Ordinary Shares are converted into, exchanged for or otherwise replaced by another class or form of equity securities, the Purchaser shall receive at Closing the same kind and number of securities (and any associated property or rights) that the Purchaser would have received if it had held the Initial Share Number of Class A Ordinary Shares immediately before the effective time of that transaction. The Purchase Price remains fixed at US$1,000,000.

(c)	No fractional security shall be issued. Any fractional entitlement resulting solely from this Section 1.4 shall be rounded up to the nearest whole security, with no additional payment by the Purchaser. The Company shall give the Purchaser written notice of an Adjustment Event and its good-faith calculation as soon as reasonably practicable and, where practicable, not less than three Business Days before Closing. A calculation certificate of the Company shall be conclusive absent manifest error.

(d)	This Section 1.4 is intended to preserve the Purchaser’s proportionate entitlement arising from the Initial Share Number through the applicable Adjustment Event. It is not a price-protection or broad-based anti-dilution provision, does not adjust for the issuance of securities for cash, services, acquisitions or financing purposes, and does not guarantee market value, post-Closing ownership percentage or voting power.

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(e)	Prior Share Consolidation; Pending U.S. Market Processing. Notwithstanding anything to the contrary in this Agreement, the Purchaser acknowledges that, effective under Cayman Islands law on September 3, 2026, the Company completed a 25-for-1 consolidation of its Class A Ordinary Shares, pursuant to which each twenty-five (25) then Class A Ordinary Shares of par value US$0.00000005 each were consolidated into one (1) Class A Ordinary Share of par value US$0.00000125 (the “Share Consolidation”). Accordingly, the Shares issuable to the Purchaser at Closing shall consist of 500,000 post-consolidation Class A Ordinary Shares at an issue price of US$2.00 per Share, for an aggregate Purchase Price of US$1,000,000. To the extent the Share Consolidation has not yet been processed or reflected by the Company’s transfer agent, FINRA, OTC Markets, Nasdaq or other U.S. market infrastructure providers, the Shares may be referenced or displayed for administrative or market-reconciliation purposes by reference to the Pre-Consolidation Reference Equivalent. Such treatment shall not alter the number, par value, class, legal ownership or voting rights of the Shares, and shall not entitle the Purchaser to receive 12,500,000 post-consolidation Class A Ordinary Shares. Any subsequent processing, publication, quotation, settlement-system update or other reflection of the Share Consolidation by any transfer agent, clearing system, quotation system, market-data provider or other market infrastructure provider shall be treated solely as an administrative or market-processing matter, shall not constitute an Adjustment Event under this Section 1.4 and shall not alter the number, par value, class, legal ownership, voting rights or other rights of the Shares.

1.5 Other Purchasers; No Participation Rights.

The Company may accept, reject, reduce, increase, cancel or reallocate subscriptions in the Offering in its sole discretion, subject to applicable law and the terms of its agreements with other purchasers. The Purchaser has no pre-emptive, participation, most-favored-nation, information, approval or other right with respect to any other financing, issuance, allocation, waiver or amendment involving another purchaser unless expressly granted in a written agreement signed by the Company and the Purchaser.

1.6 Limited Demand Registration Right; Majority Requirement.

(a)	On one occasion only across all purchasers in the Offering, following the expiration of any applicable Regulation S distribution compliance period and prior to the six-month anniversary of the Execution Date, the Company shall be obligated to prepare and file a resale registration statement under Section 1.6(b) IF AND ONLY IF the Company receives a single joint written demand (a “Demand Request”) from the purchasers holding, in the aggregate, more than 50% of the total Shares issued across all subscription agreements executed in connection with the Offering (the “Majority Holders”).

(b)	Upon receipt of a valid Demand Request from the Majority Holders in accordance with Section 1.6(a), the Company shall use commercially reasonable efforts to prepare and file with the SEC a resale registration statement on Form F-1, Form F-3 or another appropriate form (the “Registration Statement”) covering the resale of all Shares acquired by all purchasers in the Offering who elect to include their Shares therein. The Purchaser acknowledges and agrees that the Company shall not be required to file more than ONE (1) Registration Statement under the Offering for all purchasers combined, and no individual purchaser shall have any independent or separate demand registration right.

(c)	Subject to applicable law, Nasdaq requirements and the Company’s then-current eligibility, the Company may defer filing for a period not exceeding 90 days if its board of directors determines in good faith that filing would require disclosure of material non-public information, materially interfere with a bona fide financing or transaction, or otherwise be materially detrimental to the Company.

(d)	The Company does not represent or warrant that any registration statement will be declared effective, remain effective for any period, or permit a particular resale. The Purchaser shall provide customary selling-holder information and cooperate reasonably in connection with any registration. All registration expenses shall be borne by the Company, other than underwriting discounts, selling commissions, transfer taxes and the Purchaser’s legal and other professional fees.

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1.7 Conditions to Closing; Long-Stop Date.

The Company’s obligation to issue the Shares is subject to: (a) the Purchaser’s representations and warranties being true and correct in all material respects at Closing; (b) receipt of the completed investor questionnaire and all know-your-customer, anti-money-laundering, sanctions and source-of-funds information reasonably requested by the Company; (c) receipt of the Purchase Price in cleared funds; (d) the receipt of all required corporate, regulatory, stock-exchange and other approvals, notifications, exemptions or waivers, including any applicable Nasdaq requirement; and (e) no law, order or injunction prohibiting the Closing.

The Purchaser’s obligation to pay the Purchase Price is subject to the Company’s representations and warranties being true and correct in all material respects at Closing and the Company’s delivery of valid wire instructions. Each condition may be waived only in writing by the party for whose benefit it exists. If the Closing has not occurred by the date that is 60 calendar days after the Execution Date (the “Long-Stop Date”), either party may terminate this Agreement by written notice, unless the failure to close is primarily attributable to that party’s breach. Termination shall not affect accrued rights or obligations, and any amount received by the Company shall be handled as set out in Section 1.3.

2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser as of the Execution Date and the Closing Date as follows:

2.1 Organization; Good Standing.

The Company is a company duly incorporated and validly existing under the laws of the Cayman Islands. Subject to the qualifications, exceptions and disclosures in the SEC Reports, the Company has the corporate power and authority necessary to own its properties and conduct its business as presently conducted.

2.2 Power; Authorization.

The Company has the requisite corporate power and authority to enter into and perform this Agreement and to issue, sell and deliver the Shares. The execution, delivery and performance of this Agreement and the issuance of the Shares have been, or by the Closing will have been, duly authorized by all necessary corporate action. When executed and delivered, this Agreement will constitute a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws and general principles of equity.

2.3 Valid Issuance.

Upon issuance and payment in accordance with this Agreement and due registration of Shares in the Company’s register of members as fully paid shares, the Shares will be duly and validly authorized, issued, fully paid and non-assessable, free and clear of any lien created by the Company, and will not be subject to pre-emptive rights, rights of first refusal or similar rights arising under the Company’s constitutional documents or applicable law, other than rights validly waived or satisfied before Closing.

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2.4 No Conflict; Required Approvals.

Subject to the receipt of the approvals, notices, exemptions or waivers referred to in Section 1.7, the execution and performance of this Agreement and the issuance of the Shares will not violate the Company’s constitutional documents or, to the Company’s knowledge, result in a material violation of applicable law or a material agreement binding on the Company. The Company shall make such filings and notifications as are required by applicable law in connection with the Closing.

2.5 Regulation S; Restricted Securities.

Assuming the accuracy of the Purchaser’s representations and warranties in this Agreement and the investor questionnaire, the offer and sale of the Shares to the Purchaser are intended to be exempt from registration under the Securities Act pursuant to Regulation S. The Shares have not been registered under the Securities Act and are restricted securities for purposes of applicable U.S. securities laws.

2.6 Exchange Listing; No Market Representation

The Purchaser acknowledges that Nasdaq suspended trading in the Company’s Class A Ordinary Shares at the opening of business on September 17, 2026, following a Staff Delisting Determination. The Company has sought review of that determination before a Nasdaq Hearings Panel; however, the Company makes no representation, warranty, or covenant regarding the outcome, timing or effect of any Nasdaq proceeding, the availability or timing of quotation or trading on any market, the processing or reflection of the Share Consolidation by any market infrastructure provider, or the future market price, liquidity or tradability of the Shares.

2.7 No Directed Selling Efforts.

Neither the Company nor any person acting on its behalf has engaged in directed selling efforts in the United States in connection with the offer and sale of the Shares, other than actions permitted under Regulation S.

2.8 Fees.

The Company may pay fees or commissions to its brokers, finders or financial advisers in connection with the transactions contemplated by this Agreement. The Purchaser shall have no liability for any fee or claim of a person engaged by the Company, and the Company shall have no liability for any fee or claim of a person engaged by the Purchaser.

2.9 Investment Company Status.

The Company is not, and immediately after the Closing will not be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

3 REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER

The Purchaser acknowledges that the Company is relying on the following representations, warranties and covenants in entering into this Agreement and issuing the Shares:

3.1 Organization; Status.

The Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, or, if an individual, has full legal capacity to enter into this Agreement. The Purchaser has accurately disclosed its legal name, address, jurisdiction, beneficial ownership and other information requested in the Purchaser Signature Page and the investor questionnaire.

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3.2 Authority; Enforceability.

The Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and to purchase the Shares. All action necessary to authorize the execution, delivery and performance of this Agreement has been taken. This Agreement, when executed and delivered by the Purchaser, will be a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws and general principles of equity.

3.3 Own Account; Investment Intent.

The Purchaser is acquiring the Shares for its own account for investment and not as nominee, agent or trustee for any other person, and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act or applicable law. The Purchaser has no contract, undertaking, agreement or arrangement to sell, transfer, pledge or grant participations in the Shares except as permitted under this Agreement and applicable law.

3.4 Sophistication; Ability to Bear Risk.

The Purchaser, alone or with its professional advisers, has sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of the investment in the Shares. The Purchaser can bear the economic risk of the investment for an indefinite period and can afford a complete loss of the Purchase Price.

3.5 Independent Investigation; No Reliance.

The Purchaser has had the opportunity to review the SEC Reports and other information it considers necessary, ask questions of the Company’s representatives and obtain answers to its satisfaction. In deciding to purchase the Shares, the Purchaser has relied only on the representations and warranties expressly set out in this Agreement and on the SEC Reports, and not on any projection, estimate, oral statement, representation or information not expressly contained in those materials. The Purchaser has consulted its own legal, tax, accounting, financial and investment advisers to the extent it considers appropriate.

3.6 No Registration; Restricted Securities.

The Purchaser understands that the Shares have not been registered under the Securities Act or any U.S. state securities laws and may not be offered, sold, pledged, hedged or otherwise transferred except in compliance with applicable securities laws and the restrictions set out in this Agreement. The Purchaser understands that the Company has no obligation to register the Shares except as expressly provided in Section 1.6 and that an exemption from registration may not be available when the Purchaser wishes to resell the Shares.

3.7 Regulation S; Non-U.S. Person.

The Purchaser is not a “U.S. person” as defined in Rule 902(k) of Regulation S, and is not acquiring the Shares for the account or benefit of a U.S. person. The Purchaser was outside the United States when its order to purchase the Shares was originated and executed this Agreement outside the United States. The Purchaser shall promptly notify the Company if any of those statements ceases to be accurate before Closing.

3.8 Offshore Transaction; No Directed Selling Efforts.

The Purchaser is entering into this Agreement in an offshore transaction within the meaning of Regulation S. Neither the Purchaser nor any person acting on its behalf has engaged, or will engage, in any directed selling efforts in the United States with respect to the Shares. The Purchaser will not, during any applicable distribution compliance period, offer, sell, pledge, hedge or otherwise transfer the Shares except in accordance with Regulation S, an effective registration statement or an available exemption from registration under the Securities Act, and in compliance with all applicable laws.

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3.9 No General Solicitation.

The Purchaser is not purchasing the Shares as a result of any form of general solicitation, general advertising or prohibited directed selling effort, including an advertisement, article, notice, seminar, mass mailing, television or radio broadcast, or unrestricted public communication.

3.10 Compliance; Sanctions; Source of Funds.

The Purchaser is in compliance with applicable anti-money-laundering, anti-bribery, anti-corruption, anti-terrorism, sanctions and securities laws. Neither the Purchaser nor, to its knowledge, any person owning or controlling it is the subject or target of sanctions administered or enforced by the United States, the United Nations, the European Union, the United Kingdom, Hong Kong or any other applicable sanctions authority. The Purchase Price is derived from lawful sources and is not proceeds of criminal conduct.

3.11 No Broker; No Disqualification.

No broker, finder, placement agent or other person is entitled to any fee, commission or similar compensation from the Company based on an arrangement made by or on behalf of the Purchaser. The Purchaser is not subject to any legal, regulatory or contractual restriction that would make its purchase of the Shares unlawful or require the Company to obtain an unreceived approval or consent.

3.12 Tax Matters.

The Purchaser is solely responsible for its own tax consequences arising from the purchase, ownership, sale or other disposition of the Shares. The Company has not provided, and the Purchaser has not relied on, tax advice. The Purchaser shall provide such tax forms, certifications and withholding information as the Company may reasonably request in order to comply with applicable law.

3.13 Use of Proceeds; Future Financings.

The Purchaser acknowledges that the Company’s management will have discretion, subject to applicable law and the Company’s public disclosures, over the use and timing of the Purchase Price. The Purchaser further acknowledges that the Company may complete additional equity, debt, project or other financings, which may be dilutive or may be on terms different from those in this Agreement.

3.14 Confidentiality.

Before public disclosure by the Company, the Purchaser shall keep confidential the terms of this Agreement and any non-public information received from the Company, except to its affiliates and professional advisers who are subject to obligations of confidentiality, or as required by law, regulation, court order or stock-exchange rule. The Purchaser shall give the Company prompt notice, to the extent legally permitted, before making a compelled disclosure.

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4 TRANSFER RESTRICTIONS AND LEGENDS

4.1 Restrictive Legends.

Each certificate, book-entry notation or other record evidencing the Shares shall bear a restrictive legend substantially in the following form (in addition to any legend required under applicable law or the Company’s constitutional documents):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED, SOLD, PLEDGED, HEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, IN COMPLIANCE WITH REGULATION S, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH CASE IN COMPLIANCE WITH APPLICABLE LAW. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

4.2 Conditions to Transfer; Refusal to Register.

The Company shall not be required to register, and may refuse to register, any transfer of the Shares unless the transfer is made (a) in accordance with Regulation S, (b) pursuant to an effective registration statement under the Securities Act, or (c) pursuant to another available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, in each case in compliance with applicable law and upon delivery to the Company of evidence, legal opinions or other information reasonably satisfactory to the Company. The Company may place stop-transfer instructions with its transfer agent or registrar consistent with this Section 4.

4.3 Removal of Legends.

The Company shall remove a restrictive legend from the Shares only when, and to the extent that, the legend is no longer required under applicable law and the Purchaser has delivered such customary representations, evidence and opinions as the Company or its transfer agent may reasonably require. The Company shall have no liability for declining to remove a legend in the absence of satisfactory evidence that removal is permitted.

5 MISCELLANEOUS

5.1 Fees and Expenses.

Except as expressly provided in this Agreement, each party shall bear its own fees and expenses, including the fees and expenses of its legal counsel, accountants, financial advisers and other representatives, incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement.

5.2 Survival.

The representations, warranties, covenants and agreements of the parties contained in this Agreement and the investor questionnaire shall survive the Closing and delivery of the Shares for the period permitted by applicable law.

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5.3 Indemnification.

The Purchaser shall indemnify, defend and hold harmless the Company and its directors, officers, employees, agents and affiliates from and against all losses, claims, damages, liabilities, costs and expenses (including reasonable legal fees) arising out of or resulting from any material breach or inaccuracy of the Purchaser’s representations, warranties or covenants in this Agreement or the investor questionnaire. The Company shall indemnify the Purchaser from and against losses, claims, damages, liabilities, costs and expenses (including reasonable legal fees) finally determined by a court or arbitral tribunal of competent jurisdiction to have resulted directly from the Company’s material breach of its representations, warranties or covenants in this Agreement. No party shall be liable under this Section for indirect, consequential, special or punitive damages, except to the extent payable to a third party in a claim subject to indemnification.

5.4 Amendment; Waiver.

No amendment, modification, supplement, discharge, termination or waiver of this Agreement is effective unless it is in writing and signed by the party against whom enforcement is sought. No waiver of any breach is a waiver of any other or subsequent breach.

5.5 Headings; Interpretation.

The headings in this Agreement are for convenience only and do not affect its interpretation. References to “including” are without limitation. The parties acknowledge that each has had the opportunity to consult independent counsel and that no rule of construction resolving ambiguities against the drafting party applies to this Agreement.

5.6 Governing Law; Arbitration.

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by the internal laws of the State of New York, without giving effect to conflict-of-laws principles. Any dispute, controversy or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach or termination, shall be finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. The tribunal shall consist of three arbitrators. The language of the arbitration shall be English. The award shall be final and binding, and judgment upon it may be entered in any court of competent jurisdiction. Nothing in this Section prevents either party from seeking interim or conservatory relief from a court of competent jurisdiction.

5.7 Counterparts; Electronic Signatures.

This Agreement may be executed in counterparts, each of which is deemed an original and all of which together constitute one agreement. Delivery of an executed counterpart by electronic mail, electronic signature platform or other electronic means is effective as delivery of an original executed counterpart.

5.8 Notices.

All notices and other communications under this Agreement shall be in writing and delivered personally, by internationally recognized courier, or by email (with confirmation of transmission) to the addresses and email addresses set out below, or to such other address or email address as a party designates by notice. A notice is deemed received upon personal delivery, one Business Day after delivery to the courier, or, in the case of email, when sent before 5:00 p.m. at the recipient’s location on a Business Day and no delivery-failure notice is received, otherwise on the following Business Day. If to the Company: Reitar Logtech Holdings Limited, c/o Unit 801, 8/F, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong; Attention: Chairman and Chief Executive Officer; Email: info@reitar.io. If to the Purchaser: to the address and email address on the Purchaser Signature Page.

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5.9 Binding Effect; Assignment.

This Agreement binds and benefits the parties and their respective permitted successors and assigns. Neither party may assign this Agreement without the other party’s prior written consent, except that the Purchaser may, subject to applicable law and the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), assign its rights with respect to the Shares to an affiliate that agrees in writing to be bound by the applicable terms of this Agreement. No assignment relieves the assigning party of obligations accrued before the assignment.

5.10 Entire Agreement.

This Agreement, the Purchaser Signature Page and the investor questionnaire constitute the entire agreement between the parties concerning their subject matter and supersede all prior and contemporaneous understandings, agreements, representations and communications, whether oral or written, concerning that subject matter.

5.11 Severability.

If any provision of this Agreement is held invalid, illegal or unenforceable, that provision shall be enforced to the maximum extent permitted and the remaining provisions shall continue in full force and effect. The parties shall negotiate in good faith a valid replacement provision that most closely reflects the original commercial intent.

5.12 Remedies; Specific Performance.

The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law. Each party acknowledges that a breach of this Agreement may cause irreparable harm for which monetary damages may not be an adequate remedy and that the non-breaching party is entitled to seek specific performance, injunctive relief or other equitable relief, without the need to post a bond except as required by law.

5.13 Further Assurances.

Each party shall execute and deliver such further documents and take such further actions as may be reasonably necessary to carry out the intent and purposes of this Agreement, provided that no party is required to take any action that would violate applicable law or impose a material additional obligation not expressly contemplated by this Agreement.

5.14 No Partnership; No Third-Party Rights.

Nothing in this Agreement creates a partnership, joint venture, fiduciary, employment or agency relationship between the parties. Except for the indemnified persons under Section 5.3, no person other than the parties and their permitted successors and assigns has any right, remedy or claim under or by reason of this Agreement.

5.15 Language.

This Agreement is executed solely in the English language. The English language governs the interpretation and enforcement of this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the Execution Date.

COMPANY:

REITAR LOGTECH HOLDINGS LIMITED

By
Name:	KIN CHUNG CHAN
Title:	Chairman & CEO
Date:	2 October 2026

[Remainder of Page Intentionally Left Blank; Purchaser Signature Page Follows]

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